U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number	0-11927

CUSIP Number	619821

NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K

[X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended:	June 30, 2002

[ ] Transition Report on Form 10-K [ ] Transition Report on Form 10-Q

[ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR

[ ] Transition Report on Form 11-K
For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

Part I - Registrant Information

Full name of registrant	Moto Photo, Inc.
Former name if applicable

Address of principal executive office (Street and number)
4444 Lake Center Drive
City, State and Zip Code	Dayton, OH 45426

Part II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
[ ]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or

  Form N-SAR, or portion thereof will be filed on or before 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q,or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Forms 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and

Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

The Registrant dismissed Arthur Andersen LLP on June 11, 2002 as its independent accountant and simultaneously the Registrant's board of directors approved the transfer of the engagement to Deloitte & Touche LLP ("Deloitte") as the Registrant's independent accountants, subject to Deloitte's customary client acceptance procedures. On July 10, Deloitte advised the Registrant it was not accepting the audit engagement. The Registrant has been actively seeking an acceptable independent accountant.

The Registrant intends to file the Form 10-Q without an independent accountant review on or about August 26, 2002, and will provide all appropriate disclosures. When the Registrant engages an independent accountant and that accountant has completed its review, the Registrant will submit an amended Form 10-Q.

The Registrant is not able to timely file without the accountant review because it has been unable to complete valuation work relating to the asset carrying value of company stores proposed to be sold as more fully described in the attachment.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification
Alfred E. Lefeld - Chief Financial Officer	(937)	837-7911, ext. 279
(Name)	(Area code)	(Telephone number)
    Have all other periodic reports required under Section 13 or 15(d) of the Securities

    Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding

    12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

    [ x ] Yes [ ] No

    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ x ] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attachment following signature
Moto Photo, Inc.
(Name of registrant as specific in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
Date	August 15, 2002	By	/s/ Alfred E. Lefeld, Chief Financial Officer

PART IV, ITEM (3) -

EXPLANATION OF ANTICIPATED CHANGE IN OPERATING RESULTS

As previously announced by the Registrant, it recorded a restructuring charge of $6.6 million during the fourth quarter of 2001 related to its plan to exit substantially all its company-owned stores. Approximately $5.1 million of this expense was non-cash charges primarily from asset impairment losses arising from the write-down of the book value of long-lived assets, including intangibles, for stores held for sale. The asset impairment loss was determined based upon independent appraisals for certain locations, in conjunction with estimated cash flow multiples, discounted cash flows, and management estimates.

Due to unanticipated poor sales performance at many of these locations, the Registrant believes additional asset impairments are warranted. The Registrant believes these additional non-cash asset impairments may be in the range of $400,000 to $800,000 and expects to record this amount in the second quarter of 2002.

Prior to the additional asset impairment, the Registrant's preliminary results for the second quarter 2002 show a net income of approximately $346,000 before preferred stock dividend accretion, or income per common share of $.01 after preferred stock dividend accretion, compared to a net income of $110,000 before preferred stock dividend accretion, or a loss per common share of $.01 after preferred stock dividend accretion for the same period in 2001. A key factor in the quarterly results is that depreciation and amortization for the second quarter of 2002 is approximately $292,000 lower than in the same period in the prior year, due to the previously mentioned fourth quarter 2001 asset impairment charge for assets held for sale.

Prior to the additional asset impairment, the Registrant's preliminary results for the first six months of 2002 show a net income of approximately $39,000 before preferred stock dividend accretion, or loss per common share of $.05 after preferred stock dividend accretion, compared to a net loss of $512,000 before preferred stock dividend accretion, or a loss per common share of $.12 after preferred stock dividend accretion for the same period in 2001. A key factor in the six month results is that depreciation and amortization for the first six months of 2002 is approximately $592,000 lower than in the same period in the prior year, due to the previously mentioned fourth quarter 2001 asset impairment charge for assets held for sale.